UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40051

Churchill Capital Corp VII

(Exact name of registrant as specified in its charter)

640 Fifth Avenue, 12th Floor

New York, NY 10019

(212) 380-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, $0.0001 par value,

and one-fifth of one warrant

Shares of Class A common stock, $0.0001 par value

Warrants

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-fifth of one warrant: 0 holders

Shares of Class A common stock: 0 holders

Warrants: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Churchill Capital Corp VII has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 29, 2024	By:	/s/ Jay Taragin
Name: Jay Taragin
Title: Chief Financial Officer